UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Armata Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04216R 102

(CUSIP Number)

October 22, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13G

CUSIP No. 04216R 102	Page 2 of 5

1. Names of Reporting Persons. Synthetic Genomics, Inc.
2. Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 516,976 (see Item 4 below)
6. Shared Voting Power 0
7. Sole Dispositive Power 516,976 (see Item 4 below).
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 516,976 (see Item 4 below)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11. Percent of Class Represented by Amount in Row (9) 5.2%
12. Type of Reporting Person CO

Schedule 13G

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Item 1.

(a) Name of Issuer: Armata Pharmaceuticals, Inc.

(b) Address of Issuer’s Principal Executive Offices:

4503 Glencoe Avenue
Marina del Rey, California 90292

Item 2.

(a) Name of Person Filing: Synthetic Genomics, Inc. (the “Reporting Person”)

(b) Address of Principal Business Office, or if None, Residence:

11149 North Torrey Pines Road

La Jolla, California 92037

(c) Citizenship: Synthetic Genomics, Inc. is a corporation incorporated in the State of Delaware.

(d) Title of Class of Securities: Common Stock, par value $0.01 per share

(e) CUSIP Number: 04216R 102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 516,976 shares

(b) Percent of class: 5.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 516,976 shares

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 516,976 shares

(iv) Shared power to dispose or to direct the disposition of: None.

The percentages used herein are calculated based on 9,934,299 shares of Common Stock reported by the Issuer to be issued and outstanding as of September 30, 2019, as disclosed in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 22, 2019.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Schedule 13G

CUSIP No. 04216R 102	Page 4 of 5

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of a Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G

CUSIP No. 04216R 102	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Synthetic Genomics, Inc.

November 12, 2019	By:	/s/ Robert Cutler
(Date)	Name:	Robert Cutler
	Title:	General Counsel